January 3, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (269) 923-3722

Daniel F. Hopp
Senior Vice President, Corporate Affairs,
   General Counsel and Secretary
Whirlpool Corporation
2000 North M-63
Benton Harbor, MI 49022-2692

> **Re:**   **Whirlpool Corporation**
> **Definitive 14A**
> **Filed March 12, 2007**
> **File No. 001-03932**

Dear Mr. Hopp:

We have reviewed your response letter dated October 30, 2007 and have the following comments. Please respond to our comments by January 17, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 22

The Objectives of Whirlpool's Compensation Program, page 22

1.   We have considered your response to comment three in our letter dated August 21, 2007. We encourage you to include an overview discussion, similar to the helpful explanation you include in your response, of your compensation program and how it results in the forms and levels of compensation reflected in the executive compensation tables that follow.

Short-Term Incentives, page 26

Long-Term Incentives, page 27

2.   Please provide a more comprehensive analysis as to why disclosure of your return on equity targets and your other company and individual targets would cause you competitive harm and should be afforded confidential treatment. Your response should include a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets.

Non-Qualified Pension Plans, page 33

3.   We have considered your response to comment 14 in our letter dated August 21, 2007. Since you use the Towers Perrin Employee Benefits Information Center Survey to benchmark the targeted amount of total retirement benefits to your named executive officers, please identify all of the companies in the survey. See Regulation S-K Item 402(b)(2)(xiv).

        Please contact me at (202) 551-3350 with any questions.

                                        Sincerely,

                                        Kathleen Krebs
                                        Special Counsel